Exhibit 99.1

WNS Announces Addition of Jason Liberty to Board of Directors

NEW YORK and MUMBAI, February 14, 2020 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced the appointment of Jason Liberty to the company’s Board of Directors and Audit Committee effective February 14, 2020. Jason brings over 20 years of strategic finance experience and deep domain expertise in the Travel vertical to WNS. Currently, Jason is the Executive Vice President and Chief Financial Officer for Royal Caribbean Cruises Ltd., the world’s second largest cruise line. He is responsible for overseeing the company’s Finance and Accounting, Strategic Planning, Information Technology, Legal, and Risk Management functions. Before joining Royal Caribbean in 2005, Jason was a senior manager with KPMG, LLP.

“Jason is a proven finance leader with a strong track record of helping drive global expansion and deliver profitable revenue growth,” said Adrian T. Dillon, WNS Chairman of the Board. “We are pleased to welcome Jason to the WNS Board of Directors, and believe his unique industry perspective and strong financial acumen will be a valuable addition to the company.”

Renu Karnad, a member of the WNS Board since 2012, has chosen to resign from the Board for personal reasons effective February 14, 2020. “On behalf of the entire Board of Directors, I would like to thank Renu for her many contributions to WNS over the past 7 years and wish her well in all of her future endeavors,” said Chairman Adrian Dillon. Renu was the Chairperson of our Nominating and Corporate Governance Committee and a member of our Compensation Committee. Francoise Gri will take over from Renu as the Chairperson of our Nominating and Corporate Governance Committee.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 350 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of December 31, 2019, WNS had 44,011 professionals across 60 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:

David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com